UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-9159

NORSK HYDRO ASA
(Exact name of registrant as specified in its charter)

Drammensveien 264, Vækerø
N-0240 Oslo
Norway
+47 22 53 81 00
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$150,000,000 aggregate principal amount of 8.75% Notes due 2001
$99,428,000 aggregate principal amount of 8.40% Notes due 2004
$300,000,000 aggregate principal amount of 6.36% Notes due 2009
$350,000,000 aggregate principal amount of 9.00% Debentures due 2012
$99,522,000 aggregate principal amount of 9.125% Debentures due 2014
$300,000,000 aggregate principal amount of 7.50% Debentures due 2016
$250,000,000 aggregate principal amount of 6.70% Debentures due 2018
$300,000,000 aggregate principal amount of 7.75% Debentures due 2023
$250,000,000 aggregate principal amount of 7.15% Debentures due 2025
$480,512,000 aggregate principal amount of 7.25% Debentures due 2027
$250,000,000 aggregate principal amount of 6.80% Debentures due 2028
$275,000,000 aggregate principal amount of 7.15% Debentures due 2029
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.    Exchange Act Reporting History

A.	Norsk Hydro ASA (the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) in 1986, when the Company filed a Form 20-F to register its ordinary shares of present par value NOK 1.098 each (the “Ordinary Shares”) with the Commission in connection with the listing of the Ordinary Shares on the New York Stock Exchange.

B.
The Company has filed or submitted all reports required under Exchange Act Sections 13(a) and 15(d) and the corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report on Form 20-F under Section 13(a) during this period.

Item 2.    Recent United States Market Activity

The Company last sold securities in the United States in a registered offering under the Securities Act of 1933 pursuant to a Form F-4 filed on April 20, 2000 (File no. 333 - 11846).

Item 3.    Foreign Listing and Primary Trading Market

Not applicable.

Item 4.    Comparative Trading Volume Data

Not applicable.

Item 5.    Alternative Record Holder Information

Not applicable.

Item 6.    Debt Securities

The 8.40% Notes due 2004 and 8.75% Notes due 2001 have been satisfied. The Company and its subsidiaries, as the case may be, have been released from their obligations under the remaining debt securities described on the cover of this Form as a result of assumption of such obligations by StatoilHydro ASA. Consequently, neither the Company nor any of its subsidiaries has any outstanding debt securities registered with the Commission.

Item 7.    Notice Requirement

A.
On October 23, 2007, the Company published the notice required by Exchange Act Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

B.	The Company distributed this notice via Prime Newswire and submitted the notice to the Commission under cover of a Form 6-K on October 25, 2007.

Item 8.    Prior Form 15 Filers

Not applicable.

PART II

Item 9.    Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.  Exhibits

None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

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(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Norsk Hydro ASA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Norsk Hydro ASA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

NORSK HYDRO ASA

Date: November 29, 2007	By:	/s/ John Ove Ottestad

Name: John Ove Ottestad Title: Executive Vice President and Chief Financial Officer

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